EXHIBIT 99.1

GAMMON LAKE RESOURCES INC.

ANNUAL INFORMATION FORM

October 8, 2004

GAMMON LAKE RESOURCES INC.
(the “Corporation”)

ANNUAL INFORMATION FORM

TABLE OF CONTENTS

ITEM 1:	CORPORATE STRUCTURE	1

1.1	Name, Address and Incorporation	1
1.2	Intercorporate Relationships	1

ITEM 2:	GENERAL DEVELOPMENT OF THE BUSINESS	1

2.1	Three Year History	1
2.2	Significant Acquisitions	2

ITEM 3:	DESCRIPTION OF THE BUSINESS	2

3.1	General	2
3.2	Mineral Projects	2
1. Ocampo Project	2
Location and Description	2
a) Location	2
Figure 1: Location of Project	3
b) Access	3
c) Infrastructure and Local Resources	4
d) Climate	4
e) Topography and Vegetation	4
f) The Concessions	4
SOYOPA AGREEMENT	5
MINERA FUERTE AGREEMENT	5
Table 1: Gammon Lake Schedule of Properties	6
Table 2: Concession Map	8
MINIMUM INVESTMENT (assessment work)	9
Exploitation Concessions	9
Exploration Concessions	9
Table 2: Minimum Investments	10
MINING DUTY (tax)	11
Table 3: Mining Duties	11
Project History	11
Geology and Mineralization	13
a) Regional Geology	13
b) Ocampo Area Geology	13
Figure 4: District Geology Map	15
c) Mineral Deposits	16
d) Mineralization	16
Exploration	17
a) Overview	17
b) Exploration Program	17
c) Drilling	18
d) The Aventurero Ramp	19
Figure 5: Ramp	20

e) Confirmation Diamond Drilling	21
f) San Juan	21
Figure 6: San Juan Long Section	22
g) Aventurero	22
Figure 7: Aventurero Grade x Thickness Long Section	23
Figure 8: Aventurero Ramp Area	23
h) Other Exploration Drilling	24
i) Sampling and Analysis	24
1. Collection of Samples	24
SURFACE SAMPLES	24
UNDERGROUND SAMPLES	24
RC DRILLING SAMPLES	24
CORE SAMPLES	24
2. Sample Handling	25
3. Assaying	25
4. Sample Security	25
j) Metallurgical Testing	26
k) Feasibility Studies	26
l) Mining Plan	27
Resource Estimates	27
A. Resources Classification	28
B. Northeast Area Resources	28
i) Method of Estimation	29
Figure 9: Las Animas Cross Section LA235	30
ii) Grade Capping	30
iii) Method of Classification	31
iv) Northeast Area Resources calculated in 2003 Technical Study	31
Table 2: Northeast Area measured and Indicated Resources	32
Table 3: Northeast Area Inferred Resources	32
C. Ocampo Area Resources	33
i) Ocampo Area Resources calculated in 2001 Technical Study	33
Table 4: Ocampo Measured and Indicated Resources	33
ii) Pit Resources calculated in 2002 Technical Study	34
Figure 10: Plaza de Gallos, Pit Section PDG 290	34
iii) Summary of Resource Estimates	35
Conclusions	35
Recommendations	36
2. Investment in Mexgold Resources Inc.	36

3.3	Risk Factors	37

1. No History of Profitability	37
2. Exploration Stage Corporation	38
3. Foreign Operations	38
4. Government Regulations	38
5. Market Fluctuation and Commercial Quantities	39
6. Mining Risks and Insurance	39
7. Environmental Protection	39
8. Capital Investment	39
9. Conflicts of Interest	40
10. Dependence on Key Personnel	40
11. Lack of Active Market	40
12. Currency	40
13. Dividends	41

14. Competition	41
15. Possible PFIC Status	41

ITEM 4:	DIVIDENDS	41

ITEM 5:	DESCRIPTION OF CAPITAL STRUCTURE	42

Common Shares	42
Class A and Class B Preferred Shares	42

ITEM 6:	MARKET FOR SECURITIES	42

6.1	Trading Price and Volume	42
6.2	Prior Sales	43

ITEM 7:	ESCROWED SECURITIES	43

ITEM 8:	DIRECTORS AND OFFICERS	44

ITEM 9:	PROMOTERS	45

ITEM 10:	LEGAL PROCEEDINGS	45

ITEM 11:	INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS	45

ITEM 12:	TRANSFER AGENTS AND REGISTRARS	47

ITEM 13:	MATERIAL CONTRACTS	47

ITEM 14:	INTERESTS OF EXPERTS	47

ITEM 15:	ADDITIONAL INFORMATION	47

ANNUAL INFORMATION FORM

for the twelve months ended July 31, 2004
containing information as at October 8, 2004

ITEM 1:   CORPORATE STRUCTURE

1.1    Name, Address and Incorporation

        Gammon Lake Resources Inc. (the “Corporation”) has a head office located at 202 Brownlow Avenue, Cambridge 2, Suite 306, Dartmouth, Nova Scotia, B3B 1T5. The registered office of the Corporation is located at 1, Place Ville-Marie, Suite 3900, Montreal, Quebec, H3B 4M7.

        The Corporation was incorporated under Part 1A of the Companies Act (Quebec) on February 25, 1986, under the name “Golden Rock Explorations Inc.”. By articles of amendment dated April 7, 1998, the Corporation changed its name to its current form of name, “Gammon Lake Resources Inc.”, and consolidated its common shares on a 15:1 basis.

1.2    Intercorporate Relationships

        The Corporation has the following direct and indirect wholly-owned subsidiaries:

Name of Subsidiary(1)	Percentage Owned	Jurisdiction of Incorporation of Organization	Nature of Business

Gammon Lake Resources (Barbados)	100% (direct)	Barbados	Holding company for
Inc. ("Gammon Lake Barbados")			Gammon Lake Mexico

Gammon Lake de Mexico S.A. de	100% (indirect)	Mexico	Operating company for
C.V. ("Gammon Lake Mexico")			the Corporation's
Mexican properties

Notes: (1) All of the subsidiaries are sometimes referred to together herein as the "Corporation".

ITEM 2:   GENERAL DEVELOPMENT OF THE BUSINESS

2.1    Three Year History

        During the past three years the Corporation has focussed on the exploration and development of its mineral interests (comprising a total of 44 mining concessions encompassing approximately 3,500 hectares) in the municipality of Ocampo, in the state of Chihuahua, Mexico (collectively referred to herein as the “Ocampo Project”). The Ocampo Project is described under, “Item 3: Description of the Business”.

2.2    Significant Acquisitions

        The Corporation has not completed any significant acquisitions during the twelve months ended July 31, 2004, except as noted herein. The Corporation’s primary focus at this time is on the exploration and development of the Ocampo Project.

        On November 6, 2003, the Corporation terminated a joint venture agreement with Bolnisi Gold NL upon payment of U.S. $5.0 million to Bolnisi Gold N.L. As a result of this termination, the Corporation has a 100% interest in the Ocampo Project.

        The Corporation has made strategic investments in Mexgold Resources Inc., as described under “Item 3: Description of the Business – 3.2 Mineral Projects – 2. Investment in Mexgold Resources Inc.”.

ITEM 3:   DESCRIPTION OF THE BUSINESS

3.1    General

        The Corporation is a mineral exploration and development company which is currently engaged in the exploration for and development of gold and silver deposits in the State of Chihuahua, Mexico. The Corporation’s mineral interests in the State of Chihuahua, Mexico are comprised of a total of 44 mining concessions encompassing approximately 3,500 hectares located in the Municipality of Ocampo (herein referred to herein as the “Ocampo Project”). The Corporation has a total of 96 employees and contract workers. The Corporation’s immediate objective is to complete a feasibility study for the Ocampo Project by the six months ended January 31, 2005. In general, see “Item 3: Description of the Business – 3.3 Risk Factors”.

3.2    Mineral Projects

1.    Ocampo Project

        Certain portions of this section, particularly as they relate to the descriptions of the geology, mineralization, resource audit and feasibility study plans of the Corporation’s exploration projects are derived from a report dated March 31, 2004 as amended July 15, 2004, prepared by Glenn R. Clark & Associates Limited entitled, “Ocampo Gold-Silver Project Review, Chihuahua, Mexico” (the “Clark Report”). The author of the Clark Report has made a site visit to examine the geology and exploration work carried out on the exploration properties of the Corporation. The Clark Report embodies work completed by the Corporation as at the date of the Clark Report which includes updates of the results detailed in earlier technical reports. Where appropriate, references are made to the earlier technical reports completed prior to the Clark Report.

Location and Description

a)    Location

        The Ocampo Project is located approximately 235 km west southwest of the state capital Chihuahua, within the Ocampo Municipio, in the State of Chihuahua, Mexico.

Scale:  1:5,000,000 approx.

Figure 1: Location of Project

b)    Access

        The State of Chihuahua has two International airports located at the cities of Ciudad Juarez and Chihuahua. Within the State there is over 4,000 km of paved highway, 7,000 km of improved road and 2,100 km of railway.

        Federal Highway 16 is a major transportation route that crosses the Sierra Madre. The property can be accessed using Government maintained gravel roads from Cahuisori (27 km). Alternatively the property can be reached from Highway 16 by a government maintained gravel road to Morris then east to Ocampo. The property is 310 km by road from Chihuahua.

c)    Infrastructure and Local Resources

        The Town of Ocampo is at the eastern edge of the project area. It has an estimated population of 500 people and is the seat of the municipal government.

        Ocampo has recently been connected to the National Electrical grid. The feasibility study will consider whether it is practical to rely on the National Grid and/or on site power generation to supply the power for the mining project due to the cost and time of hooking up to the grid.

        Mining and forestry are the major industries in the area. An adequate workforce that is familiar with mining is present in the region.

        Although there is a reasonable amount of rainfall each year there are no large bodies of water or large rivers nearby to supply the water required for the Corporation’s planned operation. The required water will need to be supplied from ground water wells.

d)    Climate

        The cool winters and mild summers are typical of the temperate climate in the area. The rainfall is erratic and mainly occurs during the summer monsoon season. Snow does occur sporadically in the winter. The average annual precipitation is approximately 800 mm. The weather conditions should not affect planned operations.

e)    Topography and Vegetation

        The Ocampo Project is within the Sierra Madre Occidental physiographic province. This province is mountainous, however there are features that suggest an incised plateau rather than a true mountain range.

        The Project area ranges in elevation from 1,600 m to 2,200 m in elevation and is located near the eastern edge of the Barranca (canyon) country.

        The town of Ocampo is in a steep-sided canyon. There is adequate space on the Corporation’s mining concessions for the plant, tailings pond and other necessary facilities.

        The vegetation in the area consists of pine and mixed pine and deciduous stands of trees. There is sufficient forestation in the area to support a number of sawmills. The Corporation may be able to source some of its lumber requirements from these local sawmills.

f)    The Concessions

        The Ocampo Project concessions are located in the Municipality of Ocampo in the State of Chihuahua in Mexico, and consist of 44 concessions that cover 3,524.54 hectares.

        The concessions are held by Gammon Lake de Mexico, S.A. de C.V., a wholly owned subsidiary of the Corporation (“Gammon Mexico”). The records show that Gammon Mexico has a 100% interest in the claims. Twenty-seven of the claims are filed free of any liens or encumbrances while the other 17 claims are subject to fulfilling the “Soyopa Agreement” (as defined below). Seven claims that are filed free of encumbrances are subject to further payment terms under the “Minera Fuerte Agreement” (as defined below).

SOYOPA AGREEMENT

        The Soyopa Agreement outlines the terms for the Corporation to purchase the concessions from Minerales de Soyopa, S.A. de C.V. This agreement was entered into on March 1, 2000 with amendments, August 17, 2000, April 24, 2001 and November 24, 2001 (collectively, the “Soyopa Amending Agreements”).

        To date all of the terms of these agreements have been met and the only the following terms are outstanding.

        The Corporation is required to make an additional payment of U.S. $7,000,000. This payment can be made in two separate installment with U.S. $3,5000,000 to be paid on or before November 23, 2006 and the remaining U.S. $3,500,000 to be paid on or before November 23, 2007 except if the property is placed into production prior to November 23, 2006, in which case an annual advance payment of U.S. $1,000,000 shall be made to Soyopa which will be credited against the U.S. $7,000,000 obligation and, if the property is sold to a third party, the balance of U.S. $7,000,000 shall be due and owing immediately. The obligation to complete the payment of U.S. $7,000,000 is secured by a charge registered on the mining concessions. In a related arm’s length agreement with Compania Minera Global S.A. de C.V. (“Minera Global”) dated July 17, 2000, pursuant to which consulting services were provided with respect to the Soyopa Amending Agreements, a balance of U.S. $1,000,000 is due to Minera Global upon the sale of the Ocampo Project.

        The concessions subject to the Soyopa Agreement are numbered 170141-170153, 191736, 192048, 204194, 212551.

MINERA FUERTE AGREEMENT

        In January 6, 1999 the Corporation entered into a joint venture agreement with Minera Fuerte Mayo, S.A. de C.V. (the “Minera Fuerte Agreement”) covering 17 concessionsMinera Fuerte Joint Venture. This agreement was amended December 2, 1999 and March 5, 2001, and includes a related agreement with Compania Minera Brenda, S.A. de C.V. dated February 21, 2003 (collectively, the “Minera Fuerte Amending Agreements”). Ten of the concessions were bought outright and 7 concessions are subject to the terms of the February 21, 2003 Minera Fuerte Amending Agreements which provides for a purchase (the “Minera Fuerte Buy-Out Agreement”). With the Minera FuerteBuy-Out Agreement, Gammon Mexico acquired a 100% interest in the Minera Fuerte Agreement in consideration for the grant of an 8% net profits royalty up to the maximum of U.S. $2,000,000. An additional U.S. $250,000 is due if, as a result of exploration of the property, a minimum mining reserve of two million ounces of equivalent gold is obtained, as determined by an independent third party consulting firm of international repute which is mutually acceptable to the parties thereto. In the event that the Corporation were to sell the property, the full U.S. $2,000,000 becomes dues and payable at that time.

        The concessions subject to this agreement are numbered 147733, 150528, 151997, 153207, 155697, 155698 and 192789.

        A list of all the mining concessions and a map of the concessions (Figure 2) follows.

Table 1:  Gammon Lake Schedule of Properties

Map #	Concession	Number	hectares	Expiry

1	El Penol	214321	7.78	Sept. 5, 2051
2	El Rayo	160307	12.00	July 22, 2024
3	Santo Nino	189284	19.34	Dec. 4, 2040
4	La Resureccion	185243	37.58	Dec. 13, 2039
5	La Escalera	218971	19.02	Jan. 27, 2053
6	Maria	195211	8.52	Aug. 24, 2042
7	La Gloria	168685	108.00	July 1, 2031
8	San Amado	147733	46.28	May 17, 2017
9	El Mastuerzo	150528	9.00	Oct. 27, 2018
10	Nuevo Jesus Maria y Jose	151997	13.69	Nov. 11, 2019
11	Cubiro	153207	7.03	July 29, 2020
12	San Martin	155698	17.37	Oct.27, 2021
13	El Rayo	155697	20.73	Oct. 27, 2021
14	Balvanera	192789	6.45	Dec. 18,2041
15	Mirasol	161866	10.00	July 21, 2025
16	La Fe	212201	39.00	Sept. 21, 2050
17	La Estrella	147793	9.00	June 27, 2017
18	Santa Ana	165663	14.26	Nov. 27, 2029
19	El Porvenir	212992	14.78	Feb. 19, 2007
20	Alejandra	213422	469.88	May 10, 2007
21	Alejandra Uno	213423	505.67	May 10, 2007
22	Alma II	214374	0.92	Sept. 5, 2007
22	Alma III	214375	4.00	Sept. 5, 2007
23	El Hueco	189226	2.21	Dec. 4, 2015
24	Santa Juiliana	170141	10.10	Mar. 16, 2032
25	Rosario de Oro	170142	8.00	Mar. 16, 2032
26	Belen	170143	16.00	Mar. 16, 2032
27	Lluvia de Oro	170144	100.00	Mar. 16, 2032
28	San Ramon	170145	16.00	Mar. 16, 2032
29	Estanislao	170146	5.67	Mar. 16, 2032
30	Candelaria	170147	3.99	Mar. 16, 2032
31	Altagracia	170148	12.00	Mar. 16, 2032
32	San Jose del Picacho	170149	4.59	Mar. 16, 2032
33	Matulera	170150	9.47	Mar. 16, 2032
34	San Jose y San Juan	170151	24.74	Mar. 16, 2032
35	Belgrado	170152	7.28	Mar. 16, 2032
36	Ampliacion de Altagracia	170153	10.00	Mar. 16, 2032
37	Krystal	204194	1657.92	Dec. 17, 2046
38	San Juan	191736	53.91	Dec. 18, 2041
39	La Olvidada	192048	105.00	Dec. 18, 2041
40	Buenos Aires	212551	19.67	Oct. 30, 2050
41	Diez de Mayo	213571	23.79	May 17, 2007
42	El Faro	217082	4.46	June 13, 2008
42	Alejandra II	213424	29.44	May 10, 2007

	Total Net Hectares		3524.54

        The Concessions that are named in blue are the concessions that are the subject of the Soyopa Agreement.

        The Concessions that are named in purple are the concessions that are the subject of the Minera Fuerte Agreement.

        All of the concessions are exploitation concessions except the eight that have the numbers shown in red. These concessions are exploration concessions, numbers 212992, 213422-213424, 213571, 214374, 214375 and 217082.

        As noted above, the Ocampo Project includes both exploration and exploitation concessions. All of the concessions are surveyed prior to being granted.

        Exploration concessions have a six year period before they expire and can be elevated to an exploitation concession.

        Exploitation concessions have a 50-year life and can be renewed for as long as the mine is active. The elevation of a mining concession from exploration to exploitation can be a lengthy process but all rights concerning exploration and exploitation remain in force during the conversion period.

        The concessions are for mineral rights only and the Corporation has secured the surface rights in the current areas of interest. On March 20, 2002, Gammon Mexico and Minerales de Soyopa, S.A. de C.V. (“Soyopa”) entered into a surface rights lease with the Common Land (Ejido) Commissariat covering the mining concessions of Gammon Mexico and Soyopa. This agreement covers approximately 2000 hectares. The agreement is for 30 years for the initial and only payment of U.S. $20,000. The agreement has been registered with the National Agrarian Registry.

        In order to engage in exploration and commercial mining activity, an environmental permit is required. The Corporation currently has all necessary environmental permits for exploration activity and does not envision any obstacles in obtaining the necessary environmental permits for commercial mining activity on these concessions.

        All concessions have an annual minimum investment to complete and an annual mining tax must be paid to keep the concessions in good standing.

        It should be noted that some small concessions, held by others, exist within the Corporation’s concession blocks. These small holdings can be seen on the concession map. These concessions are not in areas of significant mineralization and are not considered a problem to the Ocampo Project.

15,000N
14,000N
13,000N
12,000N
11,000N
10,000N
9,000N
23,000E
22,000E
21,000E
20,000E
19,000E
18,000E
17,000E
16,000E
15,000E
14,000E
13,000E
Outline of District
Geology Map
Figure 4
GLR
GLR-Sayapa (Purchased)
Others
Project Grid

map provided by GLR

Figure 2:  Concession Map

MINIMUM INVESTMENT (assessment work)

        To keep the concessions in good standing a minimum investment or assessment work (MI) must be made each year and the work filed. The amount of the MI varies based on the size, age and type of the concession. The MI required changes each year with the Department of Mines publishing a new list at the first of the year and it varies with the consumer price index.

        It is possible to group concessions together and carry forward the excess work from previous years. The current work programs coupled with the past work by the Corporation should satisfy the minimum requirements for many years.

Exploitation Concessions

        For exploitation concessions the annual amount of MI only varies with the size of the concessions. The smallest concessions up to 30 ha only have a requirement of 45.14 pesos/ha or approximately Cdn. $5.40/ha. Twenty-eight of the concessions are in that category. As the concessions get larger the MI increases. For 30 to 100 ha the annual MI is 90.27 pesos or approximately Cdn. $10.80 Cha. Five of the concessions fall into that category. The concessions that are greater than 100 ha have a fixed fee per concession plus an amount per ha. Gammon has 2 concessions just over 100 ha and the average MI is 187.71 pesos/ha for the 105 ha concession and 187.52 pesos/ha for the 108 ha concession or approximately Cdn. $22.50/ha. The largest concession 1657.92 ha has an MI of 724.90 pesos/ha or approximately Cdn. $87/ha.

        The average MI on the Corporation’s 2,471.6 ha of exploitation concessions is currently 518.45 pesos or approximately Cdn. $62.21/ha totaling Cdn. $153,767.

Exploration Concessions

        The MI for the exploration concessions varies with size and age of the concession being greater for larger and older concessions.

        The Corporation’s exploration concessions are all in either the 3rd or 4th period. Five of the 8 exploration concessions are in the lowest category at 30.09 pesos/ha (Cdn. $3.61). The 469.88 ha concession averages 91.87 pesos/ha (Cdn. $11.02) and the 505.67 ha concession averages 90.22 pesos/ha (Cdn. $10.82).

        The average MI on the Corporation’s 1,052.94 ha of exploration concessions is currently 86.54 pesos/ha or approximately Cdn. $10.38/ha totaling Cdn. $10,934.

Table 2:  Minimum Investments

(assessment work)
EXPLORATION CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)

		FIRST PERIOD	SECOND TO FOURTH PERIODS	FIFTH AND SIXTH PERIOD

Up to 30	0.00	7.52	30.09	45.14

>30 up to 100	0.00	15.05	60.18	90.27

>100 up to 500	752.27	30.09	90.27	180.55

>500 up to 1,000	2,256.82	27.83	85.76	180.55

>1,000 up to 5,000	4,513.64	25.58	82.75	180.55

>5,000 up to 50,000	15,797.74	23.32	79.74	180.55

More than 50,000	150,454.66	21.06	75.23	180.55

EXPLOITATION CONCESSIONS

SURFACE RANK (HECTARES)	FIXED ANNUAL FEE (PESOS)	ADDITIONAL ANNUAL FEE PER HECTARE (PESOS PER HECTARE)

Up to 30	0.00	45.14

>30 up to 100	0.00	90.27

>100 up to 500	752.27	180.55

>500 up to 1,000	2,256.82	361.09

>1,000 up to 5,000	4,513.64	722.18

More than 5,000	15,797.74	1,444.36

MINING DUTY (tax)

        The rate of the mining duty (MD) depends on the concession type and the age of the concession. The rate changes each semester with the Mexico Department of Mines publishing the new rates in January and July. The MD is due in both January and July.

Table 3:  Mining Duties

rate per hectare for the first semester of 2004
(in Mexican Pesos):

EXPLORATION CONCESSIONS

During the first year	2.0230
From the 2nd to the 4th year	6.01
From the 5th year	12.43

EXPLOITATION CONCESSIONS

During the first and 2nd years	25.06
From the 3rd and 4th year	50.34
From the 5th year	88.29

        The rates are effective if you pay during January, but if the payment is delayed, every month you have to add some penalties and actualizations that are also published in the “Official Newspaper” of the Mexico Department of Mines.

        The Ocampo Project exploitation concessions are all at the high rate of 88.29 pesos/ha except for 3 concessions totaling 77.7 ha are at the rate of 50.34 pesos/ha. The average rate of MD for the exploitation concessions is 87.10 pesos/ha.

        The exploration concessions are all at the rate of 6.01 pesos/ha.

        The total MD for the Ocampo Project concessions is approximately Cdn. $26,600 for the first quarter of 2004.

Project History

        The Ocampo area has been explored and exploited over the last 200 years. Large amounts of gold and silver have been extracted from the area.

        Exploration of Northern Mexico by the Spanish started in 1554 and was quite successful with the first significant mineral discovery in the Santa Barbara district by 1567. Further significant discoveries were made during the next two hundred years.

        The Ocampo mineralization was discovered in 1804 by an employee of Jose de Herrero, a Spaniard. The initial exploration and exploitation of the area was curtailed because of the Mexican War for Independence, 1810 to 1820.

        After the war, French and English interests made significant investments in the Refugio and Plaza de Gallos mines in the western part of the district. Other mines in the northeastern portion were found at this time. In the mid 1800‘s the mining in the district was idled due to the political unrest and some technical problems with water in the mines.

        In the late 1800‘s the government again encouraged foreign investment and the Ocampo area was reactivated and it was from the 1880‘s onward that Ocampo had the greatest period of development. This active period continued until the onset of the Mexican Revolution in 1912, and then the mining in the Ocampo district was once again idled.

        From 1907 to 1912, the Sierra Consolidated Mining Company was the major mining company in the area. In 1912, shortly before the Mexican Revolution, the chief engineer of Sierra Consolidated, estimated that up until that time, the total production of gold and silver from Ocampo had exceeded 100 million U.S. dollars.

        In the 1930‘s with the rise in the official price of gold, activity in the area increased. In personal communication with consultants to the Corporation, Soyopa reported that in the period between 1939 and 1941, one high grade ore shoot at the Plaza de Gallos mine produced over 3.8 tonnes of gold and 59 tonnes of silver. Since this mine was over 100 years old at the time, it was obvious that the historical miners had not found all of the good veins.

        Small operators and gambosinos continued to operate in the area through the slow periods. In the 1980‘s the Consejo de Resources Minerales (CRM), an agency of the Mexican federal Government, financed the construction of a mill equipped with a flotation circuit that can process about 100 tonnes per day.

        In 1994, the Mexican mining laws were changed to allow 100 percent foreign ownership of mining properties. After that the Ocampo area became active again.

        In 1997, Mogul Mining NL (Mogul) entered into a joint venture with Soyopa. Mogul conducted a district scale mapping and sampling program focusing on the western portion of the district. A total of 59 reverse circulation drill holes for a total of 6,288 m of drilling was completed.

        In 1999, Augusta Resources Corporation (Augusta) entered into an agreement to acquire Mogul’s interest in the project. Augusta drilled 11 reverse circulation holes and deepened one existing hole for a total of approximately 1,677 m drilled. Mogul and Augusta did not meet the work commitments in the agreement and the property reverted to Soyopa.

        In 1999, the Corporation entered the picture with an option to purchase 17 mining concessions in the area from Minera Fuerta Mayo, S.A de C.V. (Minera Fuerta). During 1999, the Corporation had an active exploration program consisting of mapping, sampling, underground test mining and core drilling. A total of 50 holes were drilled totaling approximately 3,729 m.

        In 2000, the Corporation entered a joint venture agreement with Soyopa. The joint venture agreement was replaced with a purchase agreement dated November 24, 2001.

        The Corporation effectively consolidated the entire Ocampo mining area for the first time since the Mexican Revolution of 1912.

        In 2000, the Corporation continued exploring the properties. Drilling to delineate the western deposits and to explore the potential of the northeastern structures at depth was carried out. A total of 31,046 m of reverse circulation and core drilling was completed.

        Metallurgical testing was carried out by technical consultants in 2000, 2001 and 2002. A preliminary design and a cost estimate for a heap leach pad and ponds were made by technical consultants in March 2001. At the same time technical consultants completed a geotechnical evaluation on the stability of potential open pits for the Picacho, Plaza de Gallos and Refugio deposits. A detailed structural analysis was completed and additional structural work was done by technical consultants.

        During 2001, the Corporation completed a resource study that was audited by technical consultants.

        In March 2002, Bolnisi entered an agreement with the Corporation to earn a 60% interest in portions of the property. They were to complete a feasibility study and bring the property to production. This agreement was terminated in November 2003 with all of the technical data available to the Corporation.

        The Corporation has continued with exploration on the property including drilling, sampling, underground exploration. A full feasibility study is currently being done.

Geology and Mineralization

a)    Regional Geology

        The Ocampo Project is within the Sierra Madre Occidental Province. This extensive physiographic province extends from southwestern Mexico to the Arizona border and is host to many precious and base metal deposits. Regionally it is a relatively undeformed high plateau. (See Figure 2)

        The main feature of the province is the thick sequence of unmetamorphosed volcanic flows, tuffs, agglomerates and related intrusives of andesitic to rhyolitic composition. These Tertiary volcanic rocks overlay a basement of Precambrian to Jurassic rocks. Uplift and erosion have created deep incised canyons. The basement rocks are found only in isolated windows.

        The stratigraphy of the area has been divided into two main groups, the Lower Volcanic Group (LVG) and the Upper (UPG). The LVG is the host to the majority of the Au-Ag deposits exploited in the Sierra Madres.

        The regional structural fabric has a general northwest trend.

b)    Ocampo Area Geology

        The LVG rocks are dominant in the immediate project area and consist predominantly of massive andesitic to rhyolitic flows, tuffs, agglomerates and volcaniclastics.

        The overlying UVG rocks are predominantly felsic ignimbrites, tuffs, flows and volcaniclastics.

        All of the rocks have been intruded by andesite to dacite dykes and sills.

        Within the Ocampo area the structural regime is broken down into two discrete areas, the PGR Trend and the Ocampo Northeast area.

Figure 3:  Regional Geologic Map

north is to the left

Figure 4:  District Geology Map

        The WNW striking PGR Trend extends from Altagracias in the southeast to beyond La Estrella in the west and is over 5 km in length. This trend is made up of a series of NW trending faults crosscut by WNW trending structures. There are a number of known mineral deposits in the PGR Trend. From east to west they are Picacho, Plaza de Gallos, Refugio, Conico and La Estrella.

        The Northeast Project area consists of numerous northwest trending faults that are cut by north to northeast trending faults. This produces a rhombohedral pattern of horsts and grabens. In the Northeast area there are a number of mineralized structures that include Brenda, Maria, JM, Rosario, Aventurero, San Juan, Las Animas and Santa Juliana.

        Structural studies have documented six major periods of deformation produced by a combination of the emplacement of a postulated intrusive beneath the district and extensional regional tectonics. Both strike slip and dip slip movement accompanied each of the deformations.

        In the Ocampo area the total length of the known mineralized structures is in excess of 27 km.

c)     Mineral Deposits

        The Ocampo mineralization area appears to be classic gold-silver epithermal deposition. Based on the mineralogy and alteration, the deposits, in both the PGR Trend and the Northeast Area, are of the low sulphidation, quartz-adularia type.

        The low sulphidation systems contain quartz vein stockworks and breccias with gold, silver, electrum, argentite and pyrite with minor and variable amounts of base metal sulphides. These minerals probably were deposited in a high level (epizonal) to near surface environment.

        In the northwest portion of the Ocampo Project, historic mines such as La Fe and other prospects are considered to be of the high sulphidation, quartz enargite type deposits. This type of system has veins, vuggy breccias, and sulphide replacements ranging from pods to massive lenses associated with high level hydrothermal systems. The mineralization in the La Fe area is hosted by rhyolite and dacite rocks. These rocks and mineralization may be stratigraphically lower than the mineralization in the PGR Trend and the Northeast area. This suggests that this type of mineralization may be found at depth under the PGR Trend and the Northeast deposits.

d)    Mineralization

        The gold-silver mineralization in the project area is structurally controlled. Structures that strike N, WNW, NW, NE and E-W all host mineralization that is potentially of economic grade.

        It is interesting to note that andesitic agglomerates host the majority of the deposits found to date in the area. These andesitic conglomerates are not considered the best host for the mineralization. It is believed that this is only an apparent preference due to the mineralization that has been exposed. Other rocks in the sequence are also expected to be hosts of the mineralization.

        The hydrothermal mineralization occurred during all six episodes of structural deformation. Quartz deposition took place during all the deformations. The quartz occurs in a number of forms such as banded creamy white chalcedony, clear crystalline white quartz and drusy amethyst. The gold-silver deposition only took place in the last two periods of deformation.

        The gold-silver mineralization is seldom found in discreet fissure type veins at Ocampo. The structures that house the mineral zones of importance have a core of quartz breccia surrounded by varying degrees of quartz stockworks and silicification. The true thickness of the mineralization exceeds 50 m in some areas such as Plaza de Gallos and Refugio. An argillized halo is often present surrounding the silicified structures.

        The gold-silver mineralization is always associated with quartz however all of the quartz does not contain gold-silver mineralization due to the episodic quartz mineralization. The precious metal consists of electrum, native silver and argentite. The base metals sphalerite, galena and chalcopyrite occur in minor varying amounts and have no economic importance in these veins and there does not appear to be an increase in concentration at depth.

        A study completed by technical consultants suggests that Cu, Pb and Zn along with gold and silver can be indicators for precious metal deposition. The same study found that depletions of Li, Ba, Na, K and Ti can also be an indication of precious metal deposition.

        Argillic or clay caps may be an expression of the very tops of the precious metal depositional horizons.

        The gold-silver mineralization is known to occur in this area over a vertical distance of 750 m. This vertical distance is not known from one deposit. It is based on the fact that the lowest productive levels at the Santa Juliana mine were at an elevation of approximately 1,400 m and the vein outcrop at the Plaza de Gallos, the highest point, is at an elevation of approximately 2,150 m.

Exploration

a)    Overview

        The Corporation has been actively exploring the Ocampo area properties since 1999. Between March 2002 and November 2003, the Corporation had a partner in the PGR Trend area. Since November 2003, the Corporation has been continuing the exploration in the entire project area without a partner.

        Sufficient work has been done to outline resources that are the subject of a feasibility study now in progress.

b)    Exploration Program

        The Corporation initiated exploration in 1999. Exploration since then has been multifaceted with geological mapping, sampling both on surface and underground, diamond drilling and RC drilling from surface, diamond drilling from underground and test mining.

        A number of studies have been done off site. These include mineralogy, metallurgy, slope stability, preliminary economic evaluations.

        In 1999, the initial exploration was in the Northeast area. As well as geological mapping and sampling, test mining was carried out at the old Brenda mine and 50 diamond drill holes were completed in the Northeast area.

        In 2000, detailed surface geological mapping, trenching and road building were carried out. A large drilling program was undertaken with a total of 180 RC and core holes completed.

        The Corporation expanded its holdings in 2000 and obtained the results of recent work that had been done on the expanded property.

During 2000 and 2001, a program of underground mapping and sampling in accessible workings was carried out. An exploration drift was driven at this time.

        In 2002 a portion of the property (PGR Trend area) was placed under a joint venture agreement and the joint venture partner, Bolnisi Gold N.L., was the operator. The joint venture partner carried out further drilling, metallurgical testing and process design work and completed a feasibility study on open pit mining in the PGR Trend area.

        The Corporation continued to explore the Northeast area with diamond drilling in 2002, 2003 and 2004. In 2003, a ramp to access the Aventurero and associated veins was started. This program of underground development and drilling is continuing in 2004.

c)    Drilling

        Since 1997, this large project area has been the subject of a number of drilling campaigns by the Corporation and other operators. The Corporation has the results of all the drilling since 1997. The following table shows the number of holes that have been drilled for each of the companies until the end of February 2004. The holes total more than 92,000 m in length.

Table 1:  Drilling by Company

Gammon Lake Resources	422 holes - 80,000 m
Mogul Mining NL	59 holes - 5,900 m
Augusta Resource Corp.	11 holes - 1,600 m
Bolnisi Gold NL	165 holes - 18,000 m

Total to date      657 - 105,500 m

        The drilling has been done using reverse circulation (RC) sample collection or by diamond core drilling.

        The drilling on the PGR trend has been mainly by reverse circulation. In the Northeast area the drilling has been predominantly by diamond core drilling. The holes were often started by RC drilling and then cored once the hole was approaching the target area.

        Underground drilling has been carried out from drill stations prepared in the old workings. Drilling from the new ramp that has been started to access the Aventurero vein and the associated Las Animas, Rosario and Maris veins is being carried out.

        At present, there are 3 surface drills and 1 underground machine working on the property. Two additional surface and 1 additional underground drill will be operating by the end of April.

d)    The Aventurero Ramp

        The GL Ramp was started in the spring of 2003. This ramp is a full production sized ramp.

        The initial plan is to access two levels, vertically 60 m apart. The first level has been accessed and the ramp is currently being extended down to the lower level. Drifting on the veins on both levels and trial stoping is planned.

Figure 5:  Ramp

        The Aventurero vein has been drifted along and sampled on the first level. To date, 102 m of the Aventurero vein have been exposed and sampled. This section of the vein averaged 7.5 g Au/t and 225 g Ag/t over an average width of 2.2 m. Drifting has started on the San Juan vein. The first 8 m of drifting on the San Juan vein averaged 13.9 g Au/t and 355 g Ag/t over and average width of 2.9 m. The results for the next 15 m of drifting on the vein are pending.

        The Development to March 20, 2004 has totaled 946 m of advance including:

•	591 m in the ramp including, spiral, remucks and sumps;
•	46 m in haulages (San Juan and Aventurero);
•	135 m in the underground shop; and
•	184 m in veins (San Juan, Aventurero, Esperenza).

e)    Confirmation Diamond Drilling

        Most of the drilling that has been completed in the past year has been to confirm the results of the initial wider spaced drill holes. The Clark Report concludes that the results are in accordance with expectations and the zones that have been tested are much the same as was predicted. The following is to show how the recent drilling has confirmed the previous drilling results.

f)    San Juan

        Drilling from underground has located a new mineralized shoot. The new shoot is similar in grade to previously drilled shoots in the San Juan vein. The drilling results on the new San Juan shoot can be seen on the section below.

        Drifting has started on the San Juan vein. The first 8 m of drifting on the San Juan vein averaged 13.9 g Au/t and 355 g Ag/t over an average width of 2.9 m. The results for the next 15 m of drifting on the vein are pending.

Figure 6:  San Juan Long Section

g)    Aventurero

        In the sections below, the surface drill holes numbered OG62 and higher and the underground holes have been drilled since the last resource estimate. They confirm the vein expectations.

        The Avenurero vein has been drifted along and sampled on the first level. To date, 102 m of the Aventurero vein have been exposed and sampled. This section of the vein averaged 7.5 g Au/t and 225 g Ag/t over an average width of 2.2 m.

Figure 7:  Aventurero Grade x Thickness Long Section

Figure 8:  Aventurero Ramp Area

h)    Other Exploration Drilling

        Some drilling has been done to test the known zones at depth. These holes have been encouraging, extending the known mineralization down dip below the proposed open pits. The significance of these extensions will not be known until further drilling is completed.

i)    Sampling and Analysis

1.    Collection of Samples

        The Corporation has collected samples on surface, underground and by drilling. Both reverse circulation (“RC”) drilling and core drilling were utilized.

SURFACE SAMPLES

        The surface samples were mostly in the form of channel chip samples that were collected by the Corporation’s employees. The samples were generally 3 m in length. The sample lines were surveyed by tape and compass methods and tied to the local grid using appropriate points of control. Earlier exploration work used the same methods when collecting their samples.

UNDERGROUND SAMPLES

        The underground samples were collected using chip samples across channels. When necessary, due to groundwater scale, the face was cleaned prior to taking the sample. When the drift was in the vein, back samples were taken usually with a single sample across the back. When the exposure was in a cross cut a wall was sampled.

RC DRILLING SAMPLES

        The samples were continuously collected in a cyclone. At the end of each sample run (5 feet or 1.524 m) the sample was discharged through a Gilson Riffle. One half of the first split was split again to form a sample for assaying and a duplicate sample. In zones of poor recovery only one split was made. If the sample was wet due to injection or water inflow a rotary wet splitter was used to collect the sample in buckets before being double split through a riffle splitter. The drilling crew collected the samples. The quality of the samples was under the Corporation’s supervision. The recovery was logged using a qualitative scale of 1-5. An additional small sample was collected and placed in trays designed to hold RC chip samples. The chips were geologically logged on site.

CORE SAMPLES

        The core was either HQ or NQ in size in the surface holes. Holes were started at the larger HQ size and reduced to NQ if necessary. Underground holes were similarly started with HQ size and reduced to NQ after 20 or 30 m during the 2001 and 2002 drill program. The longer underground holes drilled in the 2000 and 2001 program utilized the smaller BQ size to facilitate the drilling. All of the recent underground holes drilled in 2003 and 2004 were drilled using HQ or NQ sized core.

        The drilling crew boxed the core and the Corporation’s employees transported it to the core shack.

        In the core shack the core was geologically logged with sample lengths indicated. When the sample lengths were determined the core was split using an impact splitter with one half of the core being bagged and tagged for assay. The other half was returned to the core trays for storage.

        The earlier BR and UGD holes used a sample length of 1 m. The surface ODH holes were sampled on 1.5 m lengths. The current drilling is sampled at 4.5 m lengths until the stockwork beside the quartz breccia/vein is reached. At that point the sample length is reduced to 1.5 m to sample the stockwork. When the quartz breccia/vein is reached the sample length is reduced to 1 m in length and it usually stays that length until the end of the hole. The length of the samples may vary due to the thickness of the vein.

2.    Sample Handling

        The handling procedure has always been the same. The bagged and tagged samples were turned over to Chemex personnel at the site and Chemex took them to their sample preparation facility. The sample rejects are stored in Chemex’s facility in Hermosillo.

        Chemex crushed the samples and prepared 200-300 g pulp samples. Ninety percent of the pulp will pass Tyler 150 mesh (106µm). The pulps were sent to Chemex in Vancouver for analysis.

This procedure is continuing.

3.    Assaying

        All of the BR holes drilled by the Corporation in 1999 and year 2000 holes, ODH-60 to 80, including the holes drilled by Augusta Resource Corporation and the first four holes drilled by Mogul Mining NL used a 30 g fire assay with AA finish for gold and Aqua-Regia extraction with an AA finish for silver. Assay values that exceeded 10 g Au/t or 100 g Ag/t were re-analyzed by fire assay with gravimetric finish.

        All of the Corporation’s holes, subsequent to hole ODH-80, were analyzed using a 1 assay ton sample for fire assay with a gravimetric finish for both gold and silver. Except for the first four, all of the Mogul Mining NL holes utilized this same analytical method.

        Chemex discovered a potential underestimation of silver values due to plugging of the AA pipette when using Aqua-Regia/AA methods. For this reason the mineralized zones from holes ODH-71 to 80 and a number of the 1999 BR holes were reanalyzed utilizing a 1 assay ton sized sample for fire assay with a gravimetric finish. This re-assaying by fire assay indicated that significant (order of magnitude) underestimating of silver had occurred in less than 5 percent of the samples that had been assayed using an Aqua-Regia/AA finish.

4.    Sample Security

        The samples for assay are taken directly from the site to the Chemex facilities by the Chemex staff. The sample rejects are stored at Chemex’s Hermosillo facility.

        The RC duplicate samples from the drilling prior to the 2002-2003 program are stored in a pole barn at a fenced and secured site near Picacho. This site has a 24 hour guard that lives adjacent to the site. Starting with the 2002-2003 drilling program the RC duplicate samples are stored in a locked building at the Soyopa complex below Picacho.

        The drill core in the early stages of the program was kept in a locked, closed and secure building near the GLR field office at the Fomento mill just north of the Northeast drilling area. This core has been moved and all the core is now stored in a cement block building at the Soyopa complex. This facility is locked and secure and a security guard lives on the site.

j)    Metallurgical Testing

        There has been considerable metallurgical test work carried out throughout the life of this project. The Corporation has used technical consultants for bottle roll tests throughout the project. In 2003 the consultants produced a scoping study regarding potential production from the Northeast area deposits. Input from these technical consultants will be used in the feasibility study that combines production from the Northeast area and the PGR Trend that is currently being prepared.

        The mineralogy of the deposits in the Ocampo district is simple and consists of electrum, native silver and argentite. Trace amounts of galena and chalcopyrite are present. Based on visual examination of the core, the mineralization is generally fine grained. In the high grade sections large portions of visible native silver, electrum or gold are not seen.

        The gold and silver mineralization has been shown to be cyanide soluble.

        In the scoping study of the Northeast deposits, the technical consultants found that the ore, generally was very high grade, averaging 3.27 gpt Au and 517 gpt Ag. The projected gold recovery for use in this study, 96% was determined by averaging the 48-hour results of the test on the composite sample, and then applying process efficiency adjustments. The silver recovery used in this study, 93% was taken from the 24-hr result of the 5,000 gm NaCN/MT test (no process efficiency adjustments were applied, as these should be offset by longer leach time).

        In a report prepared for Bolnisi Gold NL on the potential of exploiting the PGR Trend zones only, the recoveries that were used in that study were 95% for gold and 93% for silver based on the planned flotation followed by cyanidation.

k)    Feasibility Studies

        Bolnisi Gold N.L. and consultants retained by it produced a positive “bankable” feasibility report in September 2003. This feasibility report was based on an open pit mine in the PGR trend, producing 1.25 million tonnes per year. The Corporation and its consultants have determined that a new feasibility study incorporating open pit mining and higher grade production from underground is warranted. Much of the data contained in the Bolnisi report will be used in the Corporation’s feasibility study. In addition, the Corporation’s feasibility study will consider design changes in the production plans. These changes may involve a different metallurgical process, different annual production levels and feed grade as well as different site locations for the plant and the tailings impoundment. A new block model for the open pit reserve and resource estimations will be considered.

        M3 Engineering & Technology Corp. has been retained by the Corporation to prepare a report on the feasibility of placing the property into production. These consultants are to use all of the test work and studies that have been done for the Corporation and other companies in the evaluation. M3 is currently working on this report.

        The  completed report is to include but is not limited to the following:

•	New Reserve and Resource calculations;
•	Mining plans for open pits of the PGR trend deposits;
•	Mining plans for underground mining of the Adventurero, San Juan, Las Animas, Rosario and Maria vein systems in the Northeast area;
•	Process plant (Mill) design;
•	A possible heap leach circuit;
•	Site plans; and
•	Financial evaluation.

l)     Mining Plan

        The current plans call for mining from open pits and from underground. The ore will be processed in a mill that recovers the gold and silver with cyanide leach.

Resource Estimates

        Resource estimates have been carried out by the Corporation in 2001, 2002 and 2003. These resources have been audited by technical consultants and found to be in keeping with generally accepted industry practice, and the standards adopted by National Instrument 43-101.

        Considerable work has been done since the last resource estimate. Most of the drilling and the underground work was and still is directed at the confirmation of the known zones or extending these zones at depth or along strike. The Corporation is compiling the new drilling and sampling results in preparation for an up to date resource estimation. The metallurgical and other studies were directed at the necessary details to complete a production feasibility study.

        The Corporation releases to the public the results of their drilling and other studies and can be accessed at www.gammonlake.com.

        Based on the examination of the results of this year’s drilling and underground sampling it appears that the resource is essentially as previously estimated with the grade and tonnage being quite close within the volume of the previous resource estimate. The difference in the resource will come from the closer spaced sampling giving added confidence to the zones. Over all, it is expected that the work in this past year will increase the Measured Resource and increase the Inferred Resource.

        The overall project resource will be increased as drilling has extended the zones both along stike and down dip. The underground drilling along strike in the San Juan structure has disclosed a previously unknown shoot. The recently discovered La Esperanza vein demonstrates the effectiveness of the underground development program adding to the resource base.

A.    Resource Classification

        The Corporation uses the classifications as prescribed in the National Instrument 43-101 for the categories of resource estimates.

Mineral resources are sub-divided into 3 categories depending on the geological confidence. The lowest level or the resource with the least confidence is the Inferred category. The next level of confidence is the Indicated category and the level with the most confidence is the Measured category.

        The definitions for each of the categories are given here for clarity.

INFERRED RESOURCE

        An Inferred Mineral Resource is that part of a mineral resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

INDICATED RESOURCE

        An Indicated Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

MEASURED RESOURCE

        A Measured Mineral Resource is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

B.    Northeast Area Resources

        The Northeast Area resources were calculated originally as part of the overall project review that was done in 2001. The results of the project view are given later. Based on further information the resources of the Northeast Area were re-estimated in 2002 and 2003. Both of these estimates were audited by technical consultants. As the 2003 estimate is the most up to date the details are given below.

i)    Method of Estimation

        The estimation method used by the Corporation in 2003 was similar to the methods used in the previous estimations.

        Zone outlines (mineralized boundaries) were digitized by the Corporation in AutoCAD on cross sections using local geologic control. An external cut-off grade of 3 g/t equivalent Gold (eAu) was used for the “underground” portion of the resources. The silver to gold ratio used was 65:1. The 3 g/t eAu cutoff was derived from data generated by technical consultants in a 2002 report and reflects a reasonably realistic underground mining cut-off grade.

        A minimum true thickness of 1 m was required to define a resource block. This is based on the realistic minimum mining thickness as indicated by the Corporation’s mining contractor.

        Up to 3 samples (4.6 m) of internal waste could be incorporated into the composite, as long as the next sample exceeds the 3 g/t eAu cut-off and the composite grade exceeds 3 g/t eAu.

        The average gold and silver grades were calculated using Excel spreadsheets. The assay data was imported into the spreadsheets directly from assay laboratory files.

        The assay length was a consistent 1.5 m if the metric drill pipe was used or 1.524 m if the pipe was of English manufacture.

        In a technical report completed in 2003, the technical consultants concluded that, in general, the deposits are structurally controlled and have good continuity along strike and down dip. The zones are open at depth in most areas. These technical consultants participated in some of the zone interpretations on the cross sections.

        The digitized cross sectional outlines were divided into mineralized blocks, projecting half of the distance to adjacent drill holes on each section and between sections. Intercepts that were below the cut-off grade or the minimum true thickness were used to interpret the zone continuity but were not used in the resource estimate. The interpretation of the zones was aided by the information from the surface and underground old workings, but was not used for grade estimation.

        The areas of the blocks was determined in AutoCad and multiplied by the width of the block (the distance between the sections) to give a volume. The volume was converted to tonnes using a density of 2.5 tonnes per cubic metre (t/m3). This density has been determined on many samples and checked by both technical consultants. Examination of the core and the mineralization suggests that it is reasonable.

        The tonnage and grade was estimated for each mineralized block on each section and tabulated. All calculations were made using Excel spreadsheets. Cross section A730 shown in FIGURE 8 is an example of the method used.

Figure 9:  Las Animas Cross Section LA235

ii)    Grade Capping

        It should be noted that for the resource estimations there has been no attempt to cap or otherwise limit the effect of very high grade gold or silver samples. On examination of the assay results and the check analysis, especially of the bottle roll test results, it appears that it may be necessary to introduce some method to limit the high grades for the reserve estimations. Additional studies on the appropriate procedures for grade capping are recommended by the Clark Report.

iii)    Method of Classification

        The resource was classified as measured, indicated or inferred based on the spacing of the information and allowable projections.

MEASURED RESOURCE:

Blocks that were projected 25 m or less from any drill hole between cross sections and had data support on all four sides were categorized as Measured. One section allowed an additional 5 m projection length to 30 m in one direction only.

INDICATED RESOURCE:

Blocks that were projected half way to the nearest drill hole up to 50 m and generally defined as blocks that had support on three sides or less, where section spacing exceeded 50 m or where the block was at the end of the zone were categorized as Indicated. The end of the zone could be either the strike or down dip extension of the mineralization. The average total width of the blocks for the Indicated Resource was 70 m.

INFERRED RESOURCE:

        The Inferred blocks were estimated based on the average true thickness of all measured and indicated blocks. This was calculated separately for each mineralized structure. The Au and Ag grades were based on the weighted average (by strike length and down dip extension) for each structure. Inferred blocks were projected up to 100 m up or down dip from indicated blocks. If the structure was open along strike the projection distance from indicated blocks was 100 m.

        Previous studies estimated an Inferred Resource for untested or under drilled portions of the mineralized structures. The estimated volume was based on the known length and width of the mineralization and an assumed depth projection. The average grade of the known intercepts was used. A “percentage factor” of 50% to account for the assumed proportion of mineralized structure was then applied to the volume calculation to arrive at an Inferred Resource. Since the information on the surface areas of the NE deposits is essentially the same as it was for the previous estimate in April 2002. This previous method was used to estimate an Inferred Resource for the Northeast surface resources. Dip length was restricted to 100 m.

        The previous surface resources that were audited by technical consultants used an eAu of 0.5 g/t as a cut-off and a gold to silver ratio of 1:50. The current eAu is calculated at a gold to silver ratio of 1:65. Using this new ratio a previous 0.5 g/t eAu if made up solely of silver would now only be 0.38 g/t.

iv)    Northeast Area Resources calculated in 2003 Technical Study

        The total of the Measured and Indicated (M & I) Resources in the Northeast Area, both underground and at surface is approximately 5.9 million tonnes grading 4.0 g Au/t and 202 g Ag/t.

        The total of the Measured and Indicated Resources that would be mined underground is approximately 3.5 million tonnes grading 5.9 g Au/t and 302 g Ag/t.

Table 2: Northeast Area measured and Indicated Resources

Measured Resources	Tonnes X 1000	Au g/t	Ag g/t

Aventurero	209	10.88	344

Rosario	231	5.01	429

San Juan	7	9.33	853

Total NE Underground Measured	447	7.82	396

Brenda Surface Measured	190	1.37	103

Total Northeast Ocampo Measured	637	5.90	309

Indicated Resources	Tonnes X 1000	Au g/t	Ag g/t

Aventurero	1,085	4.6	212

Las Animas	410	6.4	327

Rosario	912	7.2	395

Maria	360	3.8	64

San Juan	291	5.0	462

Total NE Underground Indicated	3,058	5.6	288

Total NE Surface Indicated	2,187	1.3	51

TOTAL NORTHEAST OCAMPO INDICATED	5,245	3.8	189

Cut-off grades are the same aws for all resources.

Table 3: Northeast Area Inferred Resources

Inferred Resources, Underground	Tonnes X 1000	Au g/t	Ag g/t

Aventurero	1,216	7.4	258

Las Animas	449	6.6	288

Rosario	2,034	5.8	307

Maria	242	3.9	69

San Juan	577	5.0	450

Total NE Underground, Inferred	4,518	6.1	298

Inferred Resources, Surface	Tonnes X 1000	Au g/t	Ag g/t

San Juan	588	0.9	47

Brenda	370	1.2	56

Maria	150	1.1	34

Total NE Surface, Inferred	1,108	1.1	47

Total Northeast Ocampo Inferred	5,626	5.1	189

Cut-off grade for “Underground” resources is 3 g/t eAU at 1:65 gold to silver ratio. Cut-off grade for “Surface” was originally calculated at 0.5 g/t eAU at a 1:50 gold to silver ratio.

        The Inferred Resource for underground is larger than the total of the underground Measured and Indicated Resource. This is not surprising as the area has good potential.

        The total of the Inferred Resources in the Northeast Area, both underground and at surface is approximately 5.6 million tonnes grading 5.1 g Au/t and 248 g Ag/t.

        The total of the Inferred Resources that would be mined underground is approximately 4.5 million tonnes grading 6.1 g Au/t and 298 g Ag/t.

C.    Ocampo Area Resources

i)    Ocampo Area Resources calculated in 2001 Technical Study

        The resources of the area were estimated by the Corporation and audited by technical consultants. The method of calculation was essentially the same as was described above and for that reason it is not described here.

        The cut-off grade used for these estimations was 0.5 g eAu/t. At least 2 samples (3 m) were needed to establish a resource block.

        The Aventurero and San Juan — Balvanera deposits were assumed to be underground targets and for that reason the cut-off grade used for estimating those resources was 4.0 g eAu/t.

        The eAu was calculated on a gold to silver ratio of 1:50. This is different from the more recent calculation and has been noted above.

        The projections for the Indicated category may have been more liberal in some areas but the difference was not of a serious nature.

        The values in the following table that summarizes Measured and Indicated Resources of the area has been taken from work prepared by technical consultants.

Table 4:  Ocampo Measured and Indicated Resources

Measured and Indicated Resources Ocampo Area	Tonnes X 1000	Au g/t	Ag g/t

Measured	7,671	1.40	67

Indicated	14,019	1.46	51

Total Ocampo Area	21,690	1.44	57
Measured and Indicated Resources

Cut-off grade 0.5 g/t eAu calculated at 1:50 gold to silver ratio

        In addition to the Measured and Indicated Resources there is an Inferred Resource of approximately 5.8 million tonnes at a grade of about 1.7 g Au/t and 86 g Ag/t.

        These resources for all of the Ocampo area are inclusive of the Northeast Area that was detailed above. The Northeast Area Measured and Indicated Resources included in this estimation are approximately 3 million tonnes grading 2.44 g Au/t and 105 G Ag/t. The Northeast Area accounts for about 25% of the eAu ounces in the total Measured and Indicated Resource. In the total Inferred Resource, the Northeast Area accounts for about 16 % of the tonnage and 40% of the eAu ounces.

        As can be seen if the 2003 results for the Northeast Area are compared with the 2002 resource estimate, the drill program in the Northeast Area had the effect of increasing the tonnage but more dramatically increasing the grade.

        The PGR Trend deposits are also included in the Ocampo area resources. Four of the PGR deposits account for the bulk of the tonnage. These four deposits are the Conico, Picacho, Refugio and the Plaza de Gallos. Combined the Measured and Indicated Resources for these four deposits total approximately 16.6 million tonnes. Some of these deposits are near surface and potentially can be mined by open pit.

ii)    Pit Resources calculated in 2002 Technical Study

        Technical consultants carried out a study in 2002 on the open pit potential of the resources in the 4 main PGR deposits. They examined the same data that was used for the 2001 resource estimate that is given above and developed potential open pits. The section Figure 10 is included to show the general distribution of the resources within the pits.

Figure 10:  Plaza de Gallos, Pit Section PDG 290

        The resources were divided up into two groups, low grade and high grade resources. The high grade resources were blocks above 1 g eAu/t and the low grade blocks were from 0.5 to 1.0 g eAu/t.

        Combined, the 4 pits, including the high and low grade blocks, account for approximately half of the Resource in these 4 deposits.

        The total of the Measured and Indicated Resources in the potential pits on the four deposits (Conico, Picacho, Refugio and the Plaza de Gallos) is 8.4 million tonnes grading 1.5 g Au/t and 71 g Ag/t.

        The high grade portions (above 1 g eAU/t) account for 6.5 million tonnes grading 1.81 g Au/t and 87 g Ag/t.

iii) Summary of Resource Estimates

        The first resource estimate for the Ocampo Area gave an overall Measured and Indicated Resource of approximately 22.6 million tonnes grading 1.44 g Au/t and 57 g Ag/t.

        As exploration progressed, the potential for 4 pits in the PGR Trend and underground mining in the Northeast Area was recognized. These were included the overall Ocampo Area.

        The pit resource estimation gave an Measured and Indicated Resource, within 4 pits, of approximately 8.4 million tonnes at 1.5 g Au/t and 71 g Ag/t.

        The Northeast Area underground resource estimation gave an Measured and Indicated Resource of 3.5 million tonnes grading 5.9 g Au/t and 302 g Ag/t.

        The exploration done since these estimates has continued to confirm the tonnage and grades in the deposits.

        Overall there is still a lot of potential in the area. Mining underground in the area of the pits and other surface mining are possibilities.

Conclusions

        The Clark Report reached the following conclusions:

        Exploration by the Corporation and others since 1998 has confirmed the potential of the properties.

        The Corporation has conducted a staged, well run exploration program that has been well carried out with accepted engineering practice. The sampling methods and protocols have given results that can be relied upon for further development of the properties.

        The staged exploration has been very rewarding. As the exploration progressed the expectations of each stage have increased and each stage has been able to confirm or exceed the expectations for the deposits. Currently the exploration is being carried out with drilling on surface and from the GL ramp that is being driven at the Aventurero vein.

        Although there has been considerable exploration done by the Corporation at Ocampo there is still a lot of potential for discovering additional resources.

        Some of the mineralized zones are accessible by open pits, however there appears to be a significant tonnage of higher grade material that can be accessed from underground, utilizing an adit and a ramp. The historical operations indicate that simple stoping methods can be employed to extract the mineralization.

        At the present time, a production feasibility study is being carried out for the Corporation. This will include all of the items necessary to be able to make economic evaluations regarding production at the Ocampo Project. The current plans call for mining from open pits and from underground. The ore will be processed in a mill that recovers the gold and silver with cyanide leach.

        Metallurgical testing has indicated that good recoveries of the gold and silver can be obtained.

        A new resource and reserve estimate is being prepared as part of the feasibility study. It is expected that the recent drilling in the Northeast Ocampo area will have increased the tonnage of the Measured and Inferred Resources with the Indicated Resources staying much the same. The current deep drilling program in the open pit PGR trend, if successful, will further increase the overall project resource.

        The anticipated production has not yet been proven to be viable. Until all of the tests are done, including geotechnical investigations, further metallurgical tests and appraisals and the reserves estimated, it is not possible to reliably estimate the capital and production costs. This is common to most properties at this stage of development.

Recommendations

        The program as it is now planned should continue. The current systems in place are working well and there is no need for any immediate changes.

        The sample handling and assaying has been shown to be adequate. It is important for the Corporation to continue to monitor the handling and storage of samples as well as continuing to monitor the assaying labs with the Corporation’s own check samples and with repeat analysis at another laboratory.

        The new reserve and resource study that is being prepared as part of the feasibility study might indicate some changes to the drilling program. The grade distribution within the zones and the effect, if any, on the proposed mining grade should be studied as part of the reserve estimations.

        The ramp and the planned trial stoping should be continued.

2.    Investment in Mexgold Resources Inc.

        In December 2002, the Corporation made a strategic investment by acquiring 5.0 million shares of Mexgold Resources Inc. (“Mexgold”) for $500,000 ($0.10 per share). Mexgold is a junior resource exploration Corporation engaged in locating, acquiring and exploring for gold and base metals. Subsequent to making this investment, Mexgold completed a reverse take-over transaction whereupon its common shares were listed for trading on the TSX Venture Exchange under the trading symbol, “MGR”. Pursuant to an agreement with Mexgold, these shares must be held until August 20, 2009, and there will be no sale, transfer, assignment, pledge, encumbrance, grant of a security interest in or other form of conveyance of these shares, directly, indirectly or beneficially, prior to that time unless Mexgold so consents in writing thereto.

        Mexgold holds a 100% ownership of five mining concessions encompassing the Guadalupe y Calvo gold/silver property. The Guadalupe y Calvo gold/silver project is located in the Sierra Madres in the state of Chihuahua, Mexico, approximately 300 kilometres southwest of the city of Chihuahua and 200 kilometers west of the city of Hidalgo de Parral.

        On February 26, 2004, the Corporation invested a further $11.8 million into Mexgold Resources Inc. to maintain its 25% interest in Mexgold. This investment was part of a Mexgold private placement financing consisting of the sale of 22.5 million Subscription Receipts at $2.00 per Subscription Receipt for gross proceeds of $45,000,000. Each Subscription Receipt represented the right to receive one Unit upon completion of the acquisition of the El Cubo Gold-Silver Mine. Each Unit consists of one common share of Mexgold and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one common share for $2.50 until February 26, 2006. Gammon Lake acquired 5.9 million Subscription Receipts out of the total Mexgold financing of 22.5 million Subscription Receipts for a total purchase price of $11.8 million on the same basis as all the other investors in this financing.

        On March 5, 2004, Mexgold acquired the El Cubo Gold-Silver Mine in Guanajuato State, Mexico. The El Cubo Gold-Silver Mine is located in the Guanajuato gold-silver district in the Republic of Mexico, near the City of Guanajuato in Guanajuato State. Pursuant to the terms of the Subscription Receipts, the Subscription Receipts were deemed to have been exercised as at 5:00 p.m. (Toronto time) on March 15, 2004, and the common shares and warrants of Mexgold underlying the Subscription Receipts were issued to the holders of the Subscription Receipts.

        Mexgold and the Corporation have certain common directors and officers.

3.3    Risk Factors

An investment in the securities of the Corporation is speculative and involves numerous and significant risks and should be undertaken only by purchasers whose financial resources are sufficient to enable them to assume such risks and who have no need for immediate liquidity in their investment. Prospective investors should carefully consider the risk factors described below.

1.    No History of Profitability

        The Corporation is a development stage Corporation with no history of profitability. There can be no assurance that the operations of the Corporation will be profitable in the future. The Corporation has limited financial resources and will require additional financing to further explore, develop, acquire and retain its property interests and if financing is unavailable for any reason, the Corporation may become unable to acquire and retain its mineral concessions and carry out its business plan.

2.    Exploration Stage Corporation

        The Corporation is engaged in the business of exploration and development of the Ocampo Project in the hope of locating economic deposits of minerals. The property interests of the Corporation are in the exploration and development stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Corporation will realize any profits in the short to medium term. Any profitability in the future from the business of the Corporation will be dependent upon locating an economic deposit of minerals, which itself is subject to numerous risk factors. Further, there can be no assurance, even if an economic deposit of minerals is located, that any of the Corporation’s property interests can be commercially mined. The exploration and development of mineral deposits involve a high degree of financial risk over a significant period of time of which even a combination of careful evaluation, experience and knowledge of management may not eliminate. While discovery of additional ore-bearing structures may result in substantial rewards, few properties which are explored are ultimately developed into producing mines. Major expenses may be required to establish reserves by drilling and to construct mining and processing facilities at a particular site. It is impossible to ensure that the current exploration programs of the Corporation will result in profitable commercial mining operations. The profitability of the Corporation’s operations will be, in part, directly related to the cost and success of its exploration programs which may be affected by a number of factors. Substantial expenditures are required to establish reserves which are sufficient to commercially mine some of the Corporation’s properties and to construct, complete and install mining and processing facilities in those properties that are actually mined and developed.

3.    Foreign Operations

        All of the Corporation’s property interests are located in the State of Chihuahua, Mexico, and are subject to that jurisdiction’s laws and regulations. The Corporation believes the present attitude of Mexico and the State of Chihuahua to foreign investment and mining to be favourable but investors should assess the political risks of investing in a foreign country. Any variation from the current regulatory, economic and political climate could have an adverse effect on the affairs of the Corporation.

4.    Government Regulations

        The Corporation’s exploration operations are subject to government legislation, policies and controls relating to prospecting, development, production, environmental protection, mining taxes and labour standards. In order for the Corporation to carry out its mining activities, the Corporation’s exploration licences must be kept current. There is no guarantee that the Corporation’s exploration licences will be extended or that new exploration licences will be granted. In addition, such exploration licences could be changed and there can be no assurances that any application to renew any existing licences will be approved. The Corporation may be required to contribute to the cost of providing the required infrastructure to facilitate the development of its properties. The Corporation will also have to obtain and comply with permits and licences which may contain specific conditions concerning operating procedures, water use, waste disposal, spills, environmental studies, abandonment and restoration plans and financial assurances. There can be no assurance that the Corporation will be able to comply with any such conditions.

5.    Market Fluctuation and Commercial Quantities

        The market for minerals is influenced by many factors beyond the control of the Corporation such as changing production costs, the supply and demand for minerals, the rate of inflation, the inventory of mineral producing corporations, the international economic and political environment, changes in international investment patterns, global or regional consumption patterns, costs of substitutes, currency availability and exchange rates, interest rates, speculative activities in connection with minerals, and increased production due to improved mining and production methods. The metals industry in general is intensely competitive and there is no assurance that, even if commercial quantities and qualities of metals are discovered, a market will exist for the profitable sale of such metals. Commercial viability of precious and base metals and other mineral deposits may be affected by other factors that are beyond the Corporation’s control including particular attributes of the deposit such as its size, quantity and quality, the cost of mining and processing, proximity to infrastructure and the availability of transportation and sources of energy, financing, government legislation and regulations including those relating to prices, taxes, royalties, land tenure, land use, import and export restrictions, exchange controls, restrictions on production, as well as environmental protection. It is impossible to assess with certainty the impact of various factors which may affect commercial viability so that any adverse combination of such factors may result in the Corporation not receiving an adequate return on invested capital.

6.    Mining Risks and Insurance

        The Corporation is subject to risks normally encountered in the mining industry, such as unusual or unexpected geological formations, cave-ins or flooding. The Corporation may become subject to liability for pollution, damage to life or property and other hazards of mineral exploration against which it or the operator if its exploration programs cannot insure or against which it or such operator may elect not to insure because of high premium costs or other reasons. Payment of such liabilities would reduce funds available for acquisition of mineral prospects or exploration and development and would have a material adverse affect on the financial position of the Corporation.

7.    Environmental Protection

        The mining and mineral processing industries are subject to extensive governmental regulations for the protection of the environment, including regulations relating to air and water quality, mine reclamation, solid and hazardous waste handling and disposal and the promotion of occupational health and safety which may adversely affect the Corporation or require it to expend significant funds.

8.    Capital Investment

        The ability of the Corporation to continue exploration and development of its property interests will be dependent upon its ability to raise significant additional financing hereafter. There is no assurance that adequate financing will be available to the Corporation or that the terms of such financing will be favourable. Should the Corporation not be able to obtain such financing, its properties may be lost entirely. A summary of the Corporation’s financial commitments under the Corporation’s option and joint venture agreements is provided in the following table. Also refer to “Item 3: Description of Business – 3.2 Mineral Projects – 1. Ocampo Project”.

Agreement	Consideration	Terms

Minera Fuerte Joint Venture Agreement	U.S. $211,526	Upon sale of Ocampo Project to a
third party.

	8% Net Profit Interest	U.S. $2,000,000 less any net profit
	up to a maximum of	royalty payments made is due and
	U.S. $2,000,000	payable upon sale of the property

	U.S. $250,000	Upon establishment of a mining
reserve of 2.0 million ounces of gold
and gold-equivalent ounces

Soyopa Joint Venture Agreement	U.S. $3,500,000	On or before November 23, 2006.

	U.S. $3,500,000	On or before November 23, 2007.

	U.S. $1,000,000	Upon sale of Ocampo Project to a
third party.

9.    Conflicts of Interest

        Certain of the directors and officers of the Corporation also serve as directors of Mexgold Resources Inc. and other companies involved in natural resource exploration and development and consequently, the possibility of conflict exists. The Corporation’s investment in Mexgold Resources Inc. is described in, “Item 3: Description of the Business – 3.2 Mineral Projects – 2. Investment in Mexgold Resources Inc.”. Any decisions made by such directors involving the Corporation will be made in accordance with the duties and obligations of directors to deal fairly and in good faith with the Corporation and such other companies. In addition, such directors declare, and refrain from voting on any matters in which such directors may have a conflict of interest.

10.    Dependence on Key Personnel

        The success of the Corporation is heavily dependent on its key personnel and on its ability to motivate, retain and attract highly skilled persons. The competition for qualified personnel is strong. The Corporation considers Messrs. Fred George and Bradley H. Langille to be key employees and maintains life insurance in the amount of $1,000,000 on the lives of each of these officers. In order to attract and retain its key personnel, the Corporation has sought to provide its personnel with challenging work and a variety of opportunities for advancement through growth and expansion of the Corporation’s business, and through equity participation.

11.    Lack of Active Market

        There can be no assurance that an active market for the common shares of the Corporation will continue and any increased demand to buy or sell the common shares of the Corporation can create volatility in price and volume.

12.    Currency

        The Corporation carries on its exploration activity outside of Canada. Accordingly, it is subject to the risks associated with the fluctuation of the rate of exchange of the Canadian dollar and foreign currencies, in particular the Mexican peso, the currency of Mexico. Such fluctuations may materially affect the Corporation’s financial position and results.

13.    Dividends

        To date, the Corporation has paid no dividends on its Common Shares and does not intend to pay dividends on its Common Shares in the foreseeable future. See "Item 4: Dividends".

14.    Competition

        The international mining industry is subject to government controls and regulations which may vary from time to time. The industry is highly competitive in all phases. The Corporation competes with numerous other companies and individuals in the search for and the acquisition of attractive mineral properties. The Corporation’s ability to acquire properties and potential reserves in the future will depend not only on its ability to develop its present properties, but also on its ability to select and acquire suitable producing properties or prospects for mineral exploration. The Corporation will also be required to compete in the future directly with other companies that may have greater resources.

15.    Possible PFIC Status

        Shareholders who are U.S. taxpayers should be aware that the Corporation may be a passive foreign investment company (“PFIC”) for the current fiscal year; and may have been a PFIC in prior years or may become a PFIC in the future. If the Corporation is a PFIC for any year during a U.S. taxpayer’s holding period, then such U.S. taxpayer, generally, will be required to treat any so called “excess distribution” received on its common shares, or any gain realized upon a disposition of common shares, as ordinary income and to pay an interest charge on a portion of such distribution or gain, unless the taxpayer makes a qualified electing fund (“QEF”) election or a mark-to-market election with respect to the shares of the Corporation. In certain circumstances, the sum of the tax and the interest charge may exceed the amount of the excess distribution received, or the amount of proceeds of disposition realized, by the taxpayer. There can be no assurance that the Corporation will satisfy such information reporting requirements or the related record keeping requirements. A U.S. taxpayer who makes a QEF election generally must report on a current basis its share of the Corporation’s net capital gain and ordinary earnings for any year in which the Corporation is a PFIC, whether or not the Corporation distributes any amounts to its shareholders. A U.S. taxpayer who makes the mark-to-market election, generally, must include as ordinary income in each year, the excess of the fair market value of the common shares over the taxpayer’s tax basis therein.

ITEM 4:    DIVIDENDS

        The Corporation has not declared or paid any dividends on its Common Shares since the date of its incorporation. The Corporation intends to retain its earnings, if any, to finance the growth and development of its business and does not expect to pay dividends or make any other distributions in the near future. The Corporation’s board of directors will review this policy from time to time having regard to the Corporation’s financing requirements, financial condition and other factors considered to be relevant.

ITEM 5:    DESCRIPTION OF CAPITAL STRUCTURE

        The Corporation’s authorized capital consists of an unlimited number of common shares without nominal or par value, an unlimited number of Class A preferred shares and an unlimited number of Class B preferred shares. A total of 56,676,724 common shares are issued and outstanding as at October 8, 2004. There are no Class A or Class B preferred shares currently outstanding.

Common Shares

        Each common share ranks equally with all other common shares with respect to dissolution, liquidation or winding-up of the Corporation and payment of dividends. The holders of common shares are entitled to one vote for each share of record on all matters to be voted on by such holders and are entitled to receive pro rata such dividends as may be declared by the board of directors of the Corporation out of funds legally available therefor and to receive pro rata the remaining property of the Corporation on dissolution. The holders of common shares have no pre-emptive or conversion rights. The rights attaching to the common shares can only be modified by the affirmative vote of at least two-thirds of the votes cast at a meeting of shareholders called for that purpose.

Class A and Class B Preferred Shares

        The Class A and Class B preferred shares are non-cumulative, non-participating, non-voting and redeemable at their paid-in value. Dividends on the Class A and Class B preferred shares are determined by the board of directors and are not to exceed 12% in the case of the Class A preferred shares and 13% in the case of the Class B preferred shares. The Class A and Class B preferred shares are entitled to preference over the Common Shares and any other shares of the Corporation ranking junior to the Class A and Class B preferred shares with respect to the payment of dividends and the distribution of assets in the event of liquidation, dissolution or winding-up of the Corporation. Any amendment to the articles of the Corporation to vary any rights, privileges, restrictions or conditions attaching to the Class A or Class B preferred shares must, in addition to authorization by special resolution, be authorized by at least two-thirds of the votes cast at a meeting of holders of Class A or Class B preferred shares duly called for such purpose, each holder being entitled to one vote for each preferred share held.

ITEM 6:    MARKET FOR SECURITIES

6.1    Trading Price and Volume

        The Common Shares of the Corporation have been listed and posted for trading on the Toronto Stock Exchange (the “TSE”) since February 18, 2000, under the trading symbol “GAM”. The Common Shares of the Corporation have been listed and posted for trading on the American Stock Exchange since September 4, 2003, under the trading symbol “GRS”. The following table sets forth the high and low trading prices and trading volume of the Common Shares as reported by the TSE for the periods indicated:

Period	High ($)	Low ($)	Volume

–October 1 - 8, 2004	7.88	7.30	892,200

September 2004	7.52	5.82	2,882,800

August 2004	8.18	5.91	3,512,200

July 2004	9.31	7.15	3,333,900

June 2004	10.05	8.20	4,264,800

May 2004	9.39	7.25	2,818,700

April 2004	10.20	7.30	5,693,696

March 2004	10.00	6.67	7,961,381

February 2004	7.35	5.29	3,116,800

January 2004	6.89	5.20	2,787,582

December 2003	6.91	5.15	2,584,134

November 2003	6.99	5.90	5,034,000

October 2003	6.25	4.25	4,374,590

September 2003	5.89	4.20	3,777,291

August 2003	5.64	3.33	6,285,200

6.2    Prior Sales

        The following table contains details of the prior sales of securities of the Corporation during the twelve months ended July 31, 2004 and to the date of this Annual Information Form:

Date of Issue	Method of Sale	Number and Class of Securities	Price per Security

August 15, 2003	Private Placement	5,390,625 Common Shares	$3.20 per Common Share

November 21, 2003	Private Placement	2,439,024 Common Shares	$6.15 per Common Share

February 26, 2004	Private Placement	3,334,300 Special Warrants, each	$6.50 per Special Warrant
		Special Warrant exercisable for one	0.00
common share for no further
consideration

ITEM 7:  ESCROWED SECURITIES

        To the knowledge of the Corporation, there are no securities of the Corporation which are held in escrow other than as indicated below:

Escrowed Securities

Designation of Class	Number of Securities Held in Escrow	Percentage of Class

Common Shares	15,000(1)	0.03%(2)

Notes:	(1)	These shares are subject to an escrow agreement dated December 9, 1986, pursuant to which Computershare Trust Company of Canada is the escrow agent. These shares may be released from escrow upon such time as a mineral property of the Corporation commences commercial operations or as otherwise permitted by securities regulators.
(2)	Based on a total of 56,676,724 common shares are issued and outstanding as at October 8, 2004.

ITEM 8:  DIRECTORS AND OFFICERS

        The management of the Corporation consists of four (4) executive officers and five (5) directors. The table presented below provides the names of and related information concerning each executive officer and director. Each director holds office until the close of the next annual meeting of shareholders or until his successor is duly elected or appointed.

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options(5)

FRED GEORGE	1,147,200	3,280,000
Resident of Bedford, Nova Scotia
Chairman & President of the Corporation
Director of the Corporation since June, 1996

BRADLEY H. LANGILLE(4)	839,900	3,147,500
Resident of Halifax, Nova Scotia
Chief Executive Officer of the Corporation
Director of the Corporation since June, 1996

GREGORY K. LILLER	nil	220,000
Resident of Tuscon, Arizona
Vice President, Exploration
Officer of the Corporation since January, 2000

COLIN P. SUTHERLAND, C.A	1,000	50,000
Resident of Halifax, Nova Scotia
Chief Financial Officer
Officer of the Corporation since October, 2004
Director of the Corporation since March 2004

RODOLFO NIEBLAS(1)(2)(3)	nil	82,000
Resident of Mexico City, Mexico
Chief of Staff, Federal Electricity Commission, Mexico
Director of the Corporation since June, 2002

ALEJANDRO CARAVEO(1)(2)(4)	29,550	75,000
Resident of Chihuahua City, Mexico
President, Compania Tecnica Minera S.A. de C.V
Director of the Corporation since June, 2002

Name, Position with the Corporation and/or Principal Occupation	Common Shares	Stock Options(5)

DALE M. HENDRICK (1)(2)(3)(4)	500	20,000
Resident of Toronto, Ontario
President of Dale M. Hendrick & Associates Inc.
Director of the Corporation since January, 2000

Notes:

(1)	Member of the Audit Committee.

(2)	Member of the Nominating and Corporate Governance Committee.

(3)	Member of’ the Compensation Committee.

(4)	Member of the Health, Safety and Environment Committee.

(5)

A portion of above-noted options held by directors and senior officers are subject to shareholder approval: Fred George (1,080,000), Bradley H. Langille (1,160,000), Gregory K. Liller (20,000), Colin P. Sutherland (50,000), Alejandro Caraveo (10,000) and Dale M. Hendrick (10,000).

        Each of the directors and officers has had the principal occupation listed under his name above for the last five years.

        As at October 8, 2004, the directors and senior officers of the Corporation, as a group, beneficially own, directly or indirectly, or exercise control or direction over an aggregate of 2,018,150 Common Shares (8,892,650 Common Shares if all options held by them are exercised), representing 3.6% of the currently outstanding Common Shares (15.7% of the Common Shares on a fully diluted basis).

ITEM 9:  PROMOTERS

        Messrs. Fred George, the President, Chairman and a director of the Corporation, and Bradley H. Langille, the Chief Executive Officer and a director of the Corporation, are the promoters of the Corporation by virtue of the initiative they have taken in founding the business of the Corporation. Messrs. George and Langille hold the shares and options as indicated under “Item 8: Directors and Officers”. Messrs. George and Langille have received salary payments as described under, “Item 11: Interest of Management and Others in Material Transactions”.

ITEM 10:  LEGAL PROCEEDINGS

        There are no legal proceedings involving the Corporation or its property as at the date of this prospectus and, to the best knowledge of management, no such proceedings are contemplated.

ITEM 11:  INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

        No director, senior officer, principal holder of securities or any associate or affiliate thereof of the Corporation has any interest, directly or indirectly, in material transactions with the Corporation or any of its direct or indirect wholly-owned subsidiaries, other than the following transactions, which were in the normal course of operations:

1.	During the year ended July 31, 2004, the Corporation paid a total of $2,628,516 (2003 — $388,278) to companies controlled by directors of the Corporation for management fees, mineral property exploration expenditures, promotional fees and professional fees, as follows:

	2004	2003

Management fees	$ 412,500	$282,938
Mineral property exploration expenditures	2,186,478	13,462
Professional fees	29,538	91,878

	$2,628,516	$388,278

Management believes that related party transactions for management, professional fees and mineral property exploration are recorded at fair market value.

2.	Commencing in the 2004 period, the Corporation has retained mineral exploration and mining contracting services through a company owned by a related party of a director of the Corporation. As at July 31, 2004 these non-arm’s length mineral exploration expenditures totalled $2,186,478 (2003 — $nil), as noted above. These expenditures are recorded at fair value calculated at cost plus 10%. The Corporation believes that this arrangement gives the Corporation better quality and control for mineral exploration and mining contracting services than it could otherwise receive through third party independent contractors.

3.	As at July 31, 2004 and 2003, the Corporation had bonuses payable to directors in the amount of $225,000 which amounts are included in the management fees noted above;

4.	Directors and officers of the Corporation are entitled to hold management incentive stock options. For this purpose, the Corporation has adopted a Stock Option Plan for directors, officers, employees and consultants of the Corporation and its subsidiaries. The purpose of the Stock Option Plan is to encourage ownership of the Corporation’s common shares by the persons who are primarily responsible for the management and profitable growth of the Corporation’s business, as well as provide additional incentive for superior performance by such persons and attract and retain valued personnel. The plan provides that eligible persons thereunder include any director, senior officer, consultant or employee of the Corporation. A consultant is defined as an individual that is engaged by the Corporation, under a written contract, to provide services on an ongoing basis and spends a significant amount of time on the Corporation’s business and affairs. The definition of consultant also includes an individual whose services are engaged through a personal holding corporation.

        In general, see "Item 3: Description of the Business - 3.3 Risk Factors - 9. Conflicts of Interest".

ITEM 12:  TRANSFER AGENTS AND REGISTRARS

        The Corporation’s transfer agent and registrar is Computershare Trust Company of Canada (“Computershare”). Computershare’s register of transfers for the Corporation’s Common Shares is located at 1500 University Street, Suite 700, Montreal, Quebec, H3A 3S8.

ITEM 13:  MATERIAL CONTRACTS

        Except for the Minera Fuerte Buy-Out Agreement of February 21, 2003, described under “Item 3: Description of the Business — 3.2 Mineral Projects – 1. Ocampo Project – f) The Concessions – Minera Fuerte Agreement”, and for contracts entered into in the ordinary course of business, the Corporation has not entered into any material contracts for the twelve months ended July 31, 2004, and to the date of this annual information form.

ITEM 14:  INTERESTS OF EXPERTS

        The following persons and companies have prepared or certified a statement, report or valuation on behalf of the Corporation as follows during the twelve months ended July 31, 2004, and to the date of this Annual Information Form:

a)	Grant Thornton, LLP, Chartered Accountants, are the auditors of the Corporation;

b)	Pincock Allen & Holt, Consulting Geologists, prepared a technical report dated April 8, 2003 entitled, “Ocampo Gold-Silver Project Preliminary Assessment Chihuahua Mexico Technical Report”; and

c)	Glenn R. Clark & Associates Limited, Consulting Engineers, prepared a technical report dated March 31, 2004 as amended July 15, 2004 entitled, “Ocampo Gold-Silver Project Review, Chihuahua, Mexico”.

        None of the above-noted persons or companies hold a registered or beneficial interest, direct or indirect, in any securities or other property of the Corporation and its associates and affiliates.

ITEM 15:  ADDITIONAL INFORMATION

(1)	Additional information may be found on SEDAR at www.sedar.com.

(2)	Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Corporation’s securities and securities authorized for issuance under equity compensation plans is contained in the Corporation’s information circular for the Corporation’s most recent annual meeting of securityholders that involved the election of directors, which is to be held on October 27, 2004.

        Additional information is provided in the Corporation’s financial statements and MD&A for the most recently completed financial reporting periods.